                   Management Statement Regarding Compliance with
              Certain Provisions of the Investment Company Act of 1940


July 7, 1998

We, as members of management of the State Street Navigator Securities Lending Prime Portfolio, (formerly Navigator Securities Lending Prime Portfolio, the "Fund"), a series of the State Street Navigator Securities Lending Trust, (formerly Navigator Securities Lending Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 1997.

Based on this evaluation, we assert that the Fund was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1997 with respect to securities and similar investment reflected in the investment account of the Fund.

State Street Navigator Securities Lending Trust

By:




_______________________________________________
Ralph F. Vitale
Executive Vice President - Division Head



_______________________________________________
Cinzia Liambo
Vice President - Compliance

                        Report of Independent Accountants

July 7, 1998


To the Trustees of State Street
Navigator Securities Lending Trust

We have examined management's assertion about the compliance of State Street Navigator Securities Lending Prime Portfolio (formerly Navigator Securities Lending Prime Portfolio) (the "Fund"), a series of State Street Navigator Securities Lending Trust (formerly Navigator Securities Lending Trust), with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act) as of October 31, 1997 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1997, and the period from September 30, 1997 (the date of last examination) through October 31, 1997 with respect to agreement of purchases and sales of securities and similar investments:

-- For securities which were held by the Fund at October 31, 1997, we read the reconciliations of the State Street Bank and Trust Company ("Custodian") investment positions to the positions held in omnibus book entry form for the Custodian's account at the Depository Trust Company and the Federal Reserve Bank of New York, observing no unresolved differences.

-- We confirmed all domestic time deposit positions at October 31,1997 with counterparty brokers and banks;

-- We confirmed all repurchases agreements with brokers at October 31, 1997 and agreed underlying collateral to the Custodian records;

-- We agreed the Custodian's Eurodollar time deposit positions in aggregate at October 31, 1997 (including the Fund's positions) to the position held in omnibus book entry form by the Fund's subcustodian, First National Bank of Chicago;

-- We reconciled all securities to the books and records of the Fund and the Custodian;

To the Trustees
July 7, 1998
Page 2



-- We agreed five security purchases and five security sales or maturities since our last examination from the books and records of the Fund to broker confirmations or subsequent bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of Subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1997 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of State Street Navigator Securities Lending Trust and the Securities and Exchange Commission and should not be used for any other purpose.




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